
10015751



12 May 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

Dear Sirs

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited first quarter financial statement of the Group for 2010.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4Corp Sec\letter\MEDIA\1st-quarter results (2).doc
UOL/3.2.3/(pc/ja/fn)

5/25

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822



UOL Group Limited

Company Registration No. 196300438C

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Income Statement

	Notes	The Group		
		First Quarter Ended 31 March		
		2010	2009	+ / (-)
		$'000	$'000	%
Revenue	A	249,249	196,699	27
Cost of sales		(144,058)	(100,636)	43
Gross profit		105,191	96,063	10
Other income				
- Finance income	B	962	1,620	(41)
- Miscellaneous income		2,646	1,294	104
Expenses				
- Marketing and distribution		(8,506)	(6,655)	28
- Administrative		(11,810)	(9,379)	26
- Finance	C	(6,670)	(20,353)	(67)
- Other operating	D	(15,622)	(16,059)	(3)
Share of profit of associated companies		43,311	24,258	79
Profit before other gains and income tax		109,502	70,789	55
Other gains	E	4,261	277,706	(98)
Profit before income tax	F	113,763	348,495	(67)
Income tax expense	G	(13,436)	(4,621)	191
Net profit		100,327	343,874	(71)
Attributable to:				
Equity holders of the Company		87,852	331,786	(74)
Minority interests		12,475	12,088	3
		100,327	343,874	(71)
The above net profit attributable to equity holders of the Company can be analysed as follows:				
Attributable profit before fair value and other gains		83,591	54,080	55
Other gains		4,261	277,706	(98)
Net attributable profit		87,852	331,786	(74)

1(a)(ii) Explanatory Notes to the Consolidated Income Statement

	The Group		
	First Quarter Ended 31 March		
	2010	2009	+/ (-)
	$'000	$'000	%
A Revenue			
Revenue from property development	130,385	87,999	48
Revenue from property investments	36,571	35,211	4
Gross revenue from hotel operations	77,658	69,588	12
Revenue from management services	4,635	3,901	19
	249,249	196,699	27
B Finance income			
Interest income	860	1,209	(29)
Currency exchange gains (net)	102	411	(75)
	962	1,620	(41)
C Finance expense			
Bank facility fees	758	14,090	(95)
Interest expense	5,912	6,263	(6)
	6,670	20,353	(67)
D Other operating expense			
Property tax	4,703	5,292	(11)
Repairs, maintenance and security	2,051	1,778	15
Heat, light and power	4,396	4,169	5
Others	4,472	4,820	(7)
	15,622	16,059	(3)
E Other gains			
Negative goodwill on acquisition of interests in associated companies	4,034	277,706	(99)
Gain on liquidation of a subsidiary	227	-	n.m.
	4,261	277,706	(98)
F Profit before income tax			
Profit before income tax is stated after charging:			
Depreciation and amortisation	10,453	9,730	7
G Income tax expense			
Tax expense attributable to profit is made up of:			
Current income tax			
- Singapore	4,703	4,256	11
- Foreign	3,245	1,816	79
Deferred income tax	5,488	5,089	8
	13,436	11,161	20
Effect of change in tax rate on deferred taxation	-	(6,540)	(100)
	13,436	4,621	191

n.m. : not meaningful

1(a)(iii) Consolidated Statement of Comprehensive Income

	Notes	The Group		
		First Quarter Ended 31 March		
		2010	2009	+ / (-)
		$'000	$'000	%
Net profit		100,327	343,874	(71)
Other comprehensive income:				
Fair value losses on available-for-sale financial assets	A	(13,006)	(85,201)	(85)
Fair value (losses)/gains on cash-flow hedges		(610)	715	(185)
Effect of change in tax rate on asset revaluation reserve		-	165	(100)
Capital reserves arising from transfer of available- for-sale financial asset to investment in associated company	B	-	174,578	(100)
Currency translation differences arising from consolidation of foreign operations		8,955	21,594	(59)
Share of other comprehensive income of an associated company		5	369	(99)
Other comprehensive income for the period, net of tax		(4,656)	112,220	(104)
Total comprehensive income for the period		95,671	456,094	(79)
Attributable to:				
Equity holders of the Company		80,469	439,471	(82)
Minority interests		15,202	16,623	(9)
		95,671	456,094	(79)

1(a)(iv) Explanatory Notes to the Consolidated Statement of Comprehensive Income

A Fair value losses on available-for-sale financial assets

The quoted available-for-sale financial assets are stated at their fair values based on the quoted closing bid prices as at the reporting date. The decrease in value as at 31 March 2010 is due to the decline in the closing bid prices of the relevant quoted equity shares.

B Capital reserves arising from transfer of available-for-sale financial asset to investment in associated company

The capital reserves in respect of the first quarter ended 31 March 2009 relate to the increase in fair value of the identifiable net assets of United Industrial Corporation Limited ("UIC") over the period from the date of the first acquisition of its shares to the date it became an associated company of the Group.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

Statement of Financial Position

	Notes	The Group		The Company	
		31.03.10	31.12.09	31.03.10	31.12.09
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances	A	340,835	281,459	596	8,088
Trade and other receivables	B	215,329	112,146	18,644	139,244
Development properties	B	1,411,844	1,562,651	-	-
Inventories		3,050	3,153	-	-
Available-for-sale financial assets		505,934	517,284	505,477	516,824
Other current assets		12,934	5,898	2,809	142
Current income tax assets		1,453	1,236	-	-
		2,491,379	2,483,827	527,526	664,298
Non-current assets					
Trade and other receivables		105,106	99,201	751,599	625,106
Available-for-sale financial assets		225,312	228,897	40,219	40,219
Associated companies	C	1,414,232	1,349,049	161,589	161,589
Subsidiaries		-	-	1,279,393	1,279,393
Investment properties	D	2,027,898	2,027,476	259,190	259,190
Property, plant and equipment		684,354	684,160	1,046	1,130
Properties under development		419,585	412,706	-	-
Intangibles		37,467	37,571	-	-
Deferred income tax assets		4,906	5,099	395	303
		4,918,860	4,844,159	2,493,431	2,366,930
Total assets		7,410,239	7,327,986	3,020,957	3,031,228
LIABILITIES					
Current liabilities					
Trade and other payables		146,132	171,387	229,274	235,278
Current income tax liabilities		64,272	48,452	6,311	6,084
Loans from minority shareholders of subsidiaries		33,025	33,025	-	-
Bank loans	E	709,172	723,009	235,090	241,150
		952,601	975,873	470,675	482,512
Non-current liabilities					
Bank loans	E	1,215,458	1,213,455	-	-
3.34% unsecured fixed rate note due 2012		149,766	149,739	149,766	149,739
Unsecured floating rate note due 2012		99,844	99,826	99,844	99,826
Deferred liabilities		6,362	-	-	-
Derivative financial instrument		2,956	2,221	2,321	1,782
Loans from minority shareholders of subsidiaries		46,067	45,946	-	-
Rental deposits		22,272	19,658	4,303	2,622
Retention monies		12,644	8,980	-	-
Provision for retirement benefits		2,425	2,316	-	-
Deferred income tax liabilities		196,455	202,073	81,381	83,310
		1,754,249	1,744,214	337,615	337,279
Total liabilities		2,706,850	2,720,087	808,290	819,791
NET ASSETS		4,703,389	4,607,899	2,212,667	2,211,437
Capital & reserves attributable to the equity holders of the Company					
Share capital		1,058,909	1,058,527	1,058,909	1,058,527
Reserves		783,476	789,422	369,005	377,435
Retained earnings		2,388,136	2,300,284	784,754	775,475
		4,230,521	4,148,233	2,212,668	2,211,437
Minority interests		472,868	459,666	-	-
TOTAL EQUITY		4,703,389	4,607,899	2,212,668	2,211,437

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Explanatory Notes to the Statement of Financial Position

A Cash and bank balances

The increase in Cash and bank balances is due mainly to a loan drawdown of $50.1 million for the development project in Tianjin.

B Trade and other receivables/Development properties

Following the receipt of temporary occupation permit ("TOP") for The Regency at Tiong Bahru in March 2010, the Group has recognised a $99 million increase in Trade and other receivables and a corresponding decrease in Development properties.

C Associated companies

The increase in Associated companies is due mainly to 1) the Group's share of profit of associated companies for first quarter 2010; and 2) the Group's subscription for a 50% interest in Premier Land Development Pte Ltd ("PLD"), a company which holds the development site at Toh Tuck Road, formerly known as Rainbow Gardens.

D Investment properties

Investment properties are stated at valuation as determined by a firm of independent professional valuers at 31 December 2009. It is the practice of the Group to revalue its investment properties half yearly.

E Bank loans

Bank loans have reduced due to repayments from proceeds from progress billings of development projects such as Meadows @ Peirce, Double Bay Residences and Duchess Residences, offset partially by the additional loan of $50.1 million drawn down for the development project in Tianjin.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As at 31.3.10		As at 31.12.09	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	421,809	320,515	429,023	327,175
Amount repayable after one year	1,226,848	296,068	1,225,832	295,946

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties, and/or assignment of all rights and benefits with respect to the properties, charges on certain investments in quoted shares and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Statement of Cash Flows for the first quarter ended 31 March

	Notes	The Group 1st Qtr 2010 $'000	The Group 1st Qtr 2009 $'000
Cash flows from operating activities			
Net profit		100,327	343,874
Adjustments for:			
Income tax expense		13,436	4,621
Non-cash items	i	(31,193)	(12,185)
Interest income		(860)	(1,209)
Interest expense		6,670	20,353
Negative goodwill on acquisition of interests in associated companies	ii	(4,034)	(277,706)
Gain on liquidation of a subsidiary		(227)	-
Operating cash flow before working capital changes		84,119	77,748
Change in operating assets and liabilities			
Receivables	iii	(67,084)	(7,505)
Development properties	iii	118,381	(72,170)
Inventories		102	140
Rental deposits		(326)	(242)
Payables		(20,434)	(2,679)
		30,639	(82,456)
Cash generated from/(used in) operations		114,758	(4,708)
Income tax paid		(1,762)	(2,615)
Retirement benefits paid		(43)	(12)
Net cash provided by/(used in) operating activities		112,953	(7,335)
Cash flows from investing activities			
Acquisition of trademark		(107)	-
Purchase of available-for-sale financial assets	iv	-	(21,084)
Payment for interest in an associated company	iv	(11,476)	(272,892)
Loans to associated companies		(5,906)	(750)
Net proceeds from disposal of property, plant and equipment		21	31
Purchase of property, plant and equipment and investment properties		(8,917)	(10,991)
Retention monies withheld		1,703	2,165
Interest received		881	1,243
Net cash used in investing activities		(23,801)	(302,278)
Cash flows from financing activities			
Proceeds from issue of shares		382	-
Loans from minority shareholders of subsidiaries		-	1,920
Proceeds from borrowings	iv	62,806	415,125
Repayment of borrowings		(78,374)	(160,401)
Expenditure relating to bank borrowings		(441)	-
Interest paid	iv	(12,149)	(26,262)
Dividends paid to minority shareholders of subsidiaries		(2,000)	-
Net cash (used in)/provided by financing activities		(29,776)	230,382
Net increase/(decrease) in cash and cash equivalents		59,376	(79,231)
Cash and cash equivalents at 1 January		275,459	263,729
Cash and cash equivalents at 31 March	v	334,835	184,498

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Explanatory Notes to the Consolidated Statement of Cash Flows

i. Non-cash items

The adjustment for non-cash items includes depreciation, share of profit of associated companies and exchange differences.

ii. Negative goodwill on acquisition of interests in associated companies

The negative goodwill for the quarter ended 31 March 2010 relates mainly to the subscription of shares in PLD while the negative goodwill for the previous corresponding quarter relates to the acquisition of additional shares in UIC.

iii. Receivables/Development properties

The changes in Receivables and Development properties were due mainly to the recognition of receivables following the receipt of TOP for The Regency at Tiong Bahru. It also resulted in a corresponding decrease in Development properties. See Note B to the Statement of Financial Position.

iv. Purchase of available-for-sale financial assets/Payment for interest in associated company/Proceeds from borrowings/Interest paid

Purchase of available-for-sale financial assets and payment for interest in associated company in the first quarter ended 31 March 2009 relate to the acquisition of additional shares in UIC. This resulted in higher cash inflows from borrowings to finance the acquisition as well as higher cash outflows for payments of the corresponding bank facility fees and interest.

v. Cash and cash equivalents

For the purposes of the Consolidated Statement of Cash Flows, the cash and cash equivalents comprise the following:

	The Group	
	31.03.10	31.03.09
	$'000	$'000
Fixed deposits with financial institutions	240,184	130,442
Cash at bank and on hand	100,651	54,137
Cash and bank balances per Statement of Financial Position	340,835	184,579
Bank overdrafts	-	(81)
Bank deposits pledged as security	(6,000)	-
Cash and cash equivalents per Consolidated Statement of Cash Flows	334,835	184,498

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Statement of Changes in Equity for the first quarter ended 31 March

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
2010					
Balance at 1 January 2010	1,058,527	789,422	2,300,284	459,666	4,607,899
Total comprehensive income for the period	-	(7,383)	87,852	15,202	95,671
Employee share option scheme					
- value of employee services	-	1,437	-	-	1,437
- proceeds from shares issued	382	-	-	-	382
Dividends relating to 2009	-	-	-	(2,000)	(2,000)
Balance at 31 March 2010	1,058,909	783,476	2,388,136	472,868	4,703,389
2009					
Balance at 1 January 2009	1,075,315	359,386	1,960,003	420,528	3,815,232
Total comprehensive income for the period	-	107,685	331,786	16,623	456,094
Employee share option scheme					
- value of employee services	-	407	-	-	407
Balance at 31 March 2009	1,075,315	467,478	2,291,789	437,151	4,271,733
The Company					
2010					
Balance at 1 January 2010	1,058,527	377,435	775,475	-	2,211,437
Total comprehensive income for the period	-	(9,867)	9,279	-	(588)
Employee share option scheme					
- value of employee services	-	1,437	-	-	1,437
- proceeds from shares issued	382	-	-	-	382
Balance at 31 March 2010	1,058,909	369,005	784,754	-	2,212,668
2009					
Balance at 1 January 2009	1,075,315	199,911	833,148	-	2,108,374
Total comprehensive income for the period	-	(55,069)	2,980	-	(52,089)
Employee share option scheme					
- value of employee services	-	407	-	-	407
Balance at 31 March 2009	1,075,315	145,249	836,128	-	2,056,692

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2010, the changes in the issued share capital of the Company were as follows:

	Number of Ordinary Shares
Issued share capital as at 1 January 2010	783,533,154
Issue of ordinary shares arising from the exercise of	
2002 Options granted under the UOL 2000 Share Option Scheme	18,000
2008 Options granted under the UOL 2000 Share Option Scheme	54,000
2009 Options granted under the UOL 2000 Share Option Scheme	91,000
Issued share capital as at 31 March 2010	783,696,154

On 5 March 2010, 1,302,000 options were granted pursuant to the UOL Group Executives' Share Option Scheme ("the 2000 Scheme") to executives of the Company and its subsidiaries to subscribe for ordinary shares in the Company at the offer price of $3.95. The option period begins on 5 March 2011 and expires 4 March 2020. 1,294,000 of the options granted were accepted by the executives at the close of offer on 1 April 2010.

As at 31 March 2010, there were unexercised options for 5,665,000 (31.3.09: 4,915,000) of unissued ordinary shares under the 2000 Scheme.

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	The Company	
	31.03.10	31.12.09
Total number of issued shares, excluding treasury shares	783,696,154	783,533,154

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on

Not applicable.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as stated in Note 5, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the financial year ended 31 December 2009.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

On 1 January 2010, the Group adopted the new or revised Financial Reporting Standards ("FRS") and Interpretations to FRS ("INT FRS") that are mandatory for application from that date. The following are the new or revised FRS and INT FRS that are relevant to the Group:

Amendments to FRS 39	Financial Instruments: Recognition and Measurement - Eligible Hedged Items
INT FRS 117	Distributions of Non-Cash Assets to Owners
INT FRS 118	Transfer of Assets to Customers
FRS 27 (revised)	Consolidated and Separate Financial Statements
FRS 103 (revised)	Business Combinations

The adoption of the above FRS does not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	The Group	
	1st Quarter 2010	1st Quarter 2009
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 11.21	cents 41.68
(ii) On a fully diluted basis	cents 11.20	cents 41.68

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	31.03.10	31.12.09	31.03.10	31.12.09
Net asset value per ordinary share	$5.40	$5.29	$2.82	$2.82
Net tangible asset backing per ordinary share	$5.35	$5.25	$2.82	$2.82

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Revenue

Group revenue in the first quarter of 2010 increased by S$52.6 million or 27% to S$249.2 million from S$196.7 million in the corresponding period of 2009. The increase was mainly from the progressive recognition of revenue from the sale of the Group's development properties. Revenue from hotel operations also improved with higher revenue per available room (rev par) across most of the Group's hotels.

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on. (cont'd)

Expenses

Cost of sales has increased as a larger proportion of the increase in revenue was from property development which has a higher cost margin. Marketing and distribution expenses have increased due to costs incurred for the sales of Meadows@Peirce and Double Bay Residences as well as expenses incurred in preparation for the launch of Waterbank at Dakota. Administrative expenses have increased due to the reduction in job credits received and the absence of write-back of provision for bonus seen in the corresponding quarter ended 31 March 2009. Finance expense has decreased as the expense in the corresponding quarter ended 31 March 2009 included facility fees of $14 million incurred for the acquisition of shares in UIC.

Associated companies

The share of profit of associated companies was higher due to the full quarter's share of profit from UIC and the progressive recognition of profit from the sale of units in Nassim Park Residences and One Amber.

Profit & Loss

The Group's pre-tax profit before other gains increased by 55% to S$109.5 million from S$70.8 million in the previous corresponding period. The increase was due mainly to higher income from property development, hotel operations and associated companies.

With the inclusion of other gains which was made up predominantly of negative goodwill on acquisition of interests in associated companies, pre-tax profit was $113.8 million or a 67% decrease from $348.5 million in the corresponding period of 2009. Income tax expense in the first quarter of 2010 has increased due to higher operating profits and the absence of a $6.5 million write-back of deferred income tax seen in the first quarter of 2009 due to the reduction in tax rate. Profit after tax and minority interests was $87.9 million or a 74% decrease from the profit of $331.8 million for the first quarter of 2009.

Net tangible asset and gearing

The Group shareholders' funds increased from $4.15 billion as at 31 December 2009 to $4.23 billion as at 31 March 2010 due mainly to profits in the first quarter of 2010. Consequently the net tangible asset per ordinary share of the Group increased to $5.35 as at 31 March 2010 from $5.25 as at 31 December 2009.

The Group's gearing ratio declined to 40.7% as at 31 March 2010 from 43.1% as at 31 December 2009 due to reduction in net bank borrowings from proceeds from the sales of the Group's development properties.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Ministry of Trade and Industry has revised its forecast of Singapore's 2010 GDP growth to 7 - 9%. With an improving economic outlook, buying interest in Singapore's residential property market has been active. Rentals for retail properties appear to be holding while office rentals may ease marginally for the rest of the year.

With the increase in international travel, the tourism industry in Singapore and the region is expected to continue its recovery and this should benefit the Group's hotels.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the first quarter ended 31 March 2010.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the first quarter ended 31 March 2010 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
12 May 2010